FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

March 25, 2013

Commission File Number 001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

INDEX TO EXHIBITS

Item

1.	Taiwan Stock Exchange filing entitled, “The Board resolution to convene the 2013 Annual General Shareholders' Meeting”, dated March 25, 2013.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.
Date: March 25, 2013	By:	/s/ Andy Yang
		Name:	Andy Yang
		Title:	Chief Financial Officer

Item 1
AU Optronics Corp.
March 25, 2013
English Language Summary

Subject:	The Board resolution to convene 2013 Annual General Shareholders' Meeting
Regulation:	Published pursuant to Article 2-17 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies
Date of Events:	2013/03/25

Content:
1.	Date of the board of directors resolution: 2013/03/25

2.	Date for convening the shareholders' meeting: 2013/06/19

3.	Location for convening the shareholders' meeting:
No. 2, Jhongke Rd., Situn District, Taichung City, Taiwan R.O.C.
(MeetingRoom in the Central Taiwan Science Park Administration)

4.	Cause or subjects for convening the meeting:

A.	Report Items:

(1)	To report the business of 2012

(2)	Audit Committee's Review Report

(3)	To report the indirect investments in China in 2012

(4)	To report the asset impairment losses of 2012

(5)	To report the issuance of securities in private placement

(6)	To report the initial adoption of International Financial Reporting Standards

B.	Election Item:

To elect nine directors (including five independent directors) being the seventh term of directors.

C.	Recognition and Discussion Items:

(1)	To accept 2012 Business Report and Financial Statements

(2)	To approve the proposal for appropriation of retained earnings for 2012 losses

(3)	To revise the "Handling Procedures for Providing Endorsements and Guarantees for Third Parties" and "Handling Procedures for Capital Lending"

(4)	To lift non-competition restrictions on new board members and their representatives

D.	Extraordinary Motions

5.	Book closure starting date: 2013/04/21

6.	Book closure ending date: 2013/06/19

7.	Any other matters that need to be specified:

(1)	The 2013 Submission Period of shareholder proposals and the nomination of director candidates proposed by shareholders pursuant to the ROC Company Law are from April 12, 2013 to April 22, 2013.

(2)
Pursuant to the Company’s Articles Of Incorporation and Section 4.16(b) of Amendment No. 1 and Section 4.17(b) of Amendment No. 1 to the Deposit Agreement between the Company and Citibank, N.A., as Depositary, dated February 15, 2006, any proposal submitted by ADR holders must be received by the Depositary 2 business days prior to the expiration of the Submission Period. Therefore, any proposal submitted by ADR holders must be received by the Depositary between April 12, 2013 to April 18, 2013. For all enquiries, please contact Citibank Shareholder Services at 1-877- CITI-ADR (+1-877-248-4237).